Santander UK Group Holdings plc	2 Triton Square, Regent’s Place London NW1 3AN

8 September 2015

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Santander UK Group Holdings plc

Form 20-F

Filed August 10, 2015

File No. 000-55494

Santander UK plc

Form 20-F

Filed March 4, 2015

File No. 001-14928

Dear Ms. Hayes,

By letter dated 31 August 2015, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Santander UK Group Holdings plc’s registration statement on Form 20-F, as filed with the SEC on 10 August 2015 (“Form 20-F”) and the Santander UK plc annual report on Form 20-F for the fiscal year ended 31 December 2014, as filed with the SEC on 4 March 2015 (“Santander UK plc 2014 Form 20-F”). We have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in the Form 20-F. In these examples, language that is underlined and italicised indicates our proposed additions to the disclosure and language that has been struck indicates our proposed deletions.

The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Strategic Report, page 46

1. We note your statements that your 1 | 2 | 3 World program is transforming your retail customer profile and attracted 1.2 million customers in 2014. Additionally, we note your definition of 1 | 2 | 3 World customers on page 3 and include other references to the program. Despite the definition of 1 | 2 | 3 World, the nature of the program is not clear. Please provide a description of this program and explain any revisions that resulted in the increase in customers during 2014.

Response:

The 1 | 2 | 3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1 | 2 | 3 Current Account, the 1 | 2 | 3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1 | 2 | 3 Mini (for children), Student, Graduate, and Postgraduate accounts. 1 | 2 | 3 World products are available to both new and existing customers, unlike some products in the UK. The 1 | 2 | 3 World products carry a small monthly fee, which is unusual in the UK where current accounts tend to be free.

The aim of 1 | 2 | 3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so. The 1 | 2 | 3 Current Account is a key product due to the importance to a retail bank of holding a customer’s main bank account. We believe it is a popular product as it offers attractive, permanent benefits compared to other current account products available in the UK.

Santander UK Group Holdings plc

Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN. Reg No. 08700698. Registered in England and Wales.

We believe the 1 | 2 | 3 World is transforming our customer profile, by improving customers’ loyalty and the longevity of their relationships with us, which in turn reduces customer attrition or “churn” rates, thereby reducing acquisition costs. The increased number of account transactions through the 1 | 2 | 3 World suite of products gives us a deeper insight into a customer’s behaviour and performance, enabling us to make a better assessment of their risk profile. Increased customer balances provide a valuable and stable source of funding.

During 2014, there were no specific revisions to the program that resulted in a significant increase in customers. The increase in the number of 1 | 2 | 3 World customers in 2014 was principally due to the continued success of the 1 | 2 | 3 Current Account, supported by an improvement in retail customer satisfaction as outlined in our Chief Executive Officer’s review on pages 54 and 55 of the Form 20-F.

In order to provide additional clarity on 1 | 2 | 3 World, we advise the Staff that we have included the following definition in the “Glossary” section of our amended Form 20-F, filed as of the date of this letter, on page 3, and will include such disclosures in future filings:

1 | 2 | 3 World	The 1 | 2 | 3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1 | 2 | 3 Current Account, the 1 | 2 | 3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1 | 2 | 3 Mini (for children), Student, Graduate, and Postgraduate accounts. The aim of 1 | 2 | 3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so.

Risk Factors, page 19

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business, page 28

Cyber security, page 28

2. We note your disclosure that you continue to face a host of cyber threats; your disclosure that cyber-crimes and denial of service attacks have increased; and your identification of cyber-attacks as a key risk. Please clarify whether you have knowledge of the occurrence of any such attacks in the past. If attacks have occurred, and were material either individually or in the aggregate, revise to discuss the related costs and consequences. Also, describe the particular aspects of your business and operations that give rise to material cybersecurity risks and the potential costs and other consequences of such risks to those businesses and operations. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

Response:

We acknowledge the Staff’s comment and we advise the Staff that, in common with other large UK financial institutions, we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing.

Cyber-attacks are monitored and actively managed, with a focus on more serious cyber-attacks particularly those that we define as “material events”. A cyber-attack material event is defined as an event that results in a loss of more than £1m; or impacts 10,000 customers or more; or results in a regulatory action against us; or adversely impacts our reputation as a result of negative publicity in the national or international press. There have been no cyber-attack material events in the last five years either individually or in the aggregate.

As a financial institution with a large customer base, the aspects of our business and operations that could give rise to material cybersecurity risks principally relate to customer data and our assets. Specifically, cyber-attacks could potentially give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers.

The potential costs of cyber-attacks include customer compensation, regulatory penalties and fines, costs to investigate or remediate any vulnerability or resulting breach, costs associated with communicating cyber-attacks to our customers and/or costs associated with the loss of assets. As attempted cyber-attacks continue to evolve in scope and sophistication, we may also incur significant costs in our attempt to modify or enhance our protective measures against such attacks.

In addition to the direct financial losses referred to above, any cyber-attack material event associated with our failure to protect customer data or other sensitive information, or our failure to enable customers to transact on or access their accounts, would have an adverse impact on our reputation.

Further, we advise the Staff that we have revised our risk factor disclosures under the heading “Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business—Cyber security” in our amended Form 20-F, filed as of the date of this letter, on page 28, and will include such disclosures in future filings, as follows:

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. In common with other large UK financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. ~~We continue to face a host of cyber threats and a~~As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, ~~or~~ to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

Santander UK Form 20-F for the year ended December 31, 2014

General

3. Please address all comments issued on the registration statement filed by Santander UK Group Holdings plc that are applicable to your Form 20-F.

Response:

We acknowledge the Staff’s comment and advise the Staff that all comments issued on the Form 20-F are applicable to the Santander UK plc 2014 Form 20-F; therefore, our responses to the Staff’s comments are the same as set forth above with respect to the Santander UK plc 2014 Form 20-F. We will revise our disclosures in future filings for Santander UK plc to reflect the same disclosures set forth above and as reflected in the amended Form 20-F.

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In addition, as requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F and in the Santander UK plc 2014 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our Form 20-F or the Santander UK plc 2014 Form 20-F; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact me at +44-20-7756-5122 or Sarah E. Lewis of Cleary Gottlieb Steen & Hamilton LLP at +44-20-7614-2376.

Yours sincerely,

By:	/s/ Stephen E. Jones
Name:	Stephen E. Jones
Title:	Executive Director, Chief Financial Officer

Cc:

Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP

Ms. Sarah E. Lewis, Cleary Gottlieb Steen & Hamilton LLP

Mr. Oliver Grundy, Deloitte LLP